Exhibit 99.5

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Development of Oyu Tolgoi underground mine delayed

29 July 2013

Rio Tinto has been notified by the Government of Mongolia that the terms of the project financing provisionally secured for the underground development of Oyu Tolgoi will need to be approved by the Mongolian Parliament.

The Mongolian Parliament is currently in summer recess and the parliamentary approval process may take some time to work through. Rio Tinto remains committed to working with the Government of Mongolia to secure project financing. However, in view of the current uncertainty, including continued discussions with the Government on a range of other issues, all funding and work on the underground development will be delayed until these matters are concluded and a new timetable has been agreed.

In the meantime, Rio Tinto will focus on the continued safe, efficient and cost-effective management and ramp-up of the open pit mine and sustained export of Oyu Tolgoi concentrate to customers in order to deliver the associated benefits for all stakeholders.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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